

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
4000 MacArthur Boulevard
West Tower, Suite 200
Newport Beach, California 92660

> **Re:** **Griffin-American Healthcare REIT III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed April 10, 2013**
> **File No. 333-186073**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our comment letter dated February 12, 2013. Please revise your prospectus to clarify that you have elected not to qualify as an emerging growth company as defined by the Jumpstart Our Business Startups Act. Please also revise to clarify, if true, that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that the election is irrevocable.

Prospectus Cover Page

2.   We note your response to comment 13 of our comment letter dated February 12, 2013 and your revision to the prospectus summary. However, we continue to believe that you should revise to include a brief cover page risk factor that you may not terminate or elect

to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Due to space limitations on the cover, please consider combining similar risk factors on the cover, as appropriate.

Questions and Answers About this Offering, page 1

3.   We note your responses to comments 8 and 18 of our comment letter dated February 12, 2013. Please revise your disclosure on page 1, and elsewhere as appropriate, to clarify, if true, that you intend to use substantially all of the net proceeds to invest in a diversified portfolio of real estate properties and that you will only originate or acquire real estate-related investments on an infrequent and opportunistic basis.

Summary, page 5

4.   We note your response to comment 14 of our comment letter dated February 12, 2013. However, we continue to believe that the summary should briefly describe any major adverse business developments experienced by your sponsors, including Mssrs. Hanson and Prosky. Please revise accordingly. For example only, we note the bankruptcy of Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors.

Investing and Originating Loans, page 67

5.   We note your response to comment 8 of our comment letter dated February 12, 2013. We continue to note your disclosure beginning on page 67 that you are not limited as to the amount of gross offering proceeds that you may use to invest in or originate loans. As a result, please revise to clarify, if true, that, as you will only engage in mortgage investments on an infrequent and opportunistic basis, you have not established a portfolio turnover policy.

Prior Performance Summary, page 112

6.   We note your disclosure on page 112 that, prior to January 7, 2012, neither American Healthcare Investors nor Griffin Capital served as a sponsor of GA Healthcare REIT II and information regarding GA Healthcare REIT II's performance prior to January 7, 2012 is not provided herein. We also note your disclosure on page 83 that Mr. Hanson was CEO of GA Healthcare REIT II since its inception and Mr. Prosky was COO since its inception. Please provide prior performance disclosure in this section as well as applicable prior performance tables relating to GA Healthcare REIT II since inception, including any adverse business developments, explain how American Healthcare Investors and Griffin Capital became the new adviser and dealer manager and describe the Grubb & Ellis bankruptcy and how it impacted GA Healthcare REIT II and other prior programs. We may have further comment.

7.　　We note your response to comment 27 of our comment letter dated February 12, 2013. We continue to believe that you should revise this disclosure to highlight the adverse business developments, including quantifying any losses or decreases in distributions to investors, as applicable. Please revise to include this disclosure in a separate subsection.

Other Private Programs and Griffin Capital Investments, page 115

8.　　Your response to prior comment 28 indicates that the commencement and closing dates are appropriately included in the prior performance tables attached as Exhibit A. Please clarify which properties are included in the ten "other privately-offered programs". To the extent that any of the ten programs are not included in the prior performance tables, please tell us when each program commenced, closed and completed operations, as applicable.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Lauren Burnham Prevost
        Morris, Manning & Martin, LLP